UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 5)*

                      Under the Securities Exchange Act of 1934



                            ECOLOGY AND ENVIRONMENT, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                   Class A Common Stock  - Par Value $.01 per share
          _________________________________________________________________
                            (Title of Class of Securities


                                     278878-10-3
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   OCTOBER 8, 1997
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 5

          CUSIP NO. 278878-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                               (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       250,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              250,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               250,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.806%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 278878-10-3

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED        12,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                               12,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.590%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 5

          INTRODUCTION

               The acquisition of 231,200 shares ("Shares") of Class A Common Stock of the Issuer was reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on June 20, 1997, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on July 16, 1997, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on July 31, 1997, as amended by Schedule 13D Amendment No. 3, which was filed with the Securities and Exchange Commission on August 22, 1997, as amended by Schedule 13D Amendment No. 4, which was filed with the Securities and Exchange Commission on September 29, 1997 ("Amendment No. 4"). Since the filing of Amendment No. 4, one of the Reporting Persons (The Cameron Baird Foundation) has purchased additional Shares, and a new Reporting Person (First Carolina Investors, Inc.) has purchased Shares. The number of Shares now held by the Reporting Persons is 272,500 Shares.

               The Cover Page for The Cameron Baird Foundation is hereby amended as shown in this Amendment No. 5. The Cover Page for First Carolina Investors, Inc. is hereby set forth in this Amendment No. 5. Items 2, 3 and 5 are hereby amended as shown in this Amendment No. 5. All other Items remain unchanged from the previous filings of Schedule 13D, as amended.

          ITEM 2.   IDENTITY AND BACKGROUND.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

               Item 2 is hereby amended as follows to provide information with respect to First Carolina Investors, Inc.:

               (3)  FIRST CAROLINA INVESTORS, INC.

                    First Carolina Investors, Inc. ("FCI") is executing and submitting information in this Schedule 13D with respect to its holdings of the Shares of the Issuer because Brent D. Baird, Chairman and a director of FCI, and Bruce C. Baird, a director of FCI, have beneficial ownership of approximately 22.5% and 13.7%, respectively, of the common stock of FCI; Brent D. Baird and Bruce C. Baird are brothers and their ownership of FCI common stock, when aggregated with the beneficial interests in FCI common stock of their spouses, children, parent, siblings, and various corporations, trusts and other entities associated with the Baird family aggregates approximately 52.9% of the outstanding common stock of FCI. FCI denies that, with respect to the Shares of the Issuer, FCI constitutes a "group" with any of the various Baird family persons and entities (collectively, "Bairds") or that it has any agreement or understanding with the Bairds to act in concert with respect to acquisition, disposition, voting or other matters relating to the Issuer or the Shares. FCI and the Bairds have placed orders to purchase the Shares of the Issuer through Brent D. Baird, who is a registered securities broker, and they may place future orders to purchase or sell the Shares through Mr. Baird, but any decision by FCI to purchase or sell the Shares of the Issuer will be made independently of any decision made by any of the Bairds with respect to any purchase or sale for their respective accounts.

          State of organization:        Delaware

          Principal Business:           Closed-end non-diversified
                                        management investment company

          Address: 5224 Providence Country Club Drive, Charlotte, North Carolina 28277

          Directors:     H. Thomas Webb, III
                         Brent D. Baird
                         Bruce C. Baird
                         Patrick W.E. Hodgson
                         Theodore E. Dann, Jr.

          Officers:      H. Thomas Webb, III - President
                         Brent D. Baird - Chairman of the Board
                         James E. Traynor -  Vice President
                                             Secretary
                                             Treasurer

                         (d)  No
                         (e)  No

          Information on Individual Directors and Officers pursuant to Instruction C:

                         (a)  H. Thomas Webb, III
                         (b)  P.O. Box 33607, Charlotte, NC  28233
                         (c)  President of First Carolina Investors, Inc.
                         (d)  No
                         (e)  No
                         (f)  U.S.A.


                         (a)  Brent D. Baird
                         (b)  17 Tudor Place, Buffalo, New York  14222
                         (c)  Private Investor,
                              1350 One M&T Plaza, Buffalo, New York  14203
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

                         (a)  Bruce C. Baird
                         (b)  331 Lincoln Parkway, Buffalo, New York 14216
                         (c)  President, Belmont Management Co., Inc.
                              215 Broadway, Buffalo, New York  14204
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

                         (a)  Patrick W.E. Hodgson
                         (b)  617 Wellington Street North, London,
                              Ontario N6A 3R6
                         (c)  Chairman, T-W Truck Equippers, Inc.
                              (distributors of truck equipment),
                              2025 Walden Avenue, Buffalo, New York 14225
                         (d)  No
                         (e)  No
                         (f)  Canada

                         (a)  Theodore E. Dann, Jr.
                         (b)  540 Mill Road, East Aurora, New York 14052
                         (c)  Vice President, Director and Corporate
                              Attorney, Ferro Alloy Services, Inc.,
                              Suite 463, Carborundum Center, Niagara
                              Falls, New York  14303
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

                         (a)  James E. Traynor
                         (b)  P.O. Box 33607, Charlotte, North Carolina
                              28233
                         (c) Vice President, Secretary and Treasurer of First Carolina Investors, Inc.
                         (d)  No
                         (e)  No
                         (f)  U.S.A.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The amount of funds paid for the Shares by The Cameron Baird Foundation was approximately $285,644 (which includes only the amount of funds paid since the filing of Amendment No. 4). This amount does not include brokerage commissions.

          The source of funds used for purchases by First Carolina Investors, Inc. was its working capital. First Carolina Investors, Inc. did not borrow any funds to acquire its Shares. The amount of funds paid for the Shares by First Carolina Investors, Inc. was approximately $130,375. This amount does not include brokerage commissions.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to read as follows:

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 272,500 Shares:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          Brent D. Baird                        10,000            .472%

          The Cameron Baird
          Foundation                           250,000          11.806%

          First Carolina Investors,
          Inc.                                  12,500           0.590%
                                               _______           ______
                                 TOTAL         272,500          12.868%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 2,117,523 Shares.

          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          The Cameron      10/2/97        500       9 9/16      Fahnestock & Co
          Baird            10/2/97      9,500       9 5/8       Fahnestock & Co
          Foundation       10/6/97      2,000       9 3/4       Fahnestock & Co
                           10/7/97        300       10 1/4      Fahnestock & Co
                           10/8/97      3,000       10 3/8      Fahnestock & Co
                           10/8/97      1,800       10 1/4      Fahnestock & Co
                           10/8/97      2,200       10 1/8      Fahnestock & Co
                           10/8/97      4,000       10          Fahnestock & Co
                           10/9/97      5,500       10          Fahnestock & Co

          First Carolina
          Investors, Inc.  10/10/97     3,000       10          Fahnestock & Co
                           10/13/97       500       10          Fahnestock & Co
                           10/14/97     2,000       10 1/2      Fahnestock & Co
                           10/14/97     7,000       10 5/8      Fahnestock & Co

          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 16th day of October, 1997.


          The Cameron Baird Foundation


          By: s/Brian D. Baird
             Brian D. Baird, Trustee


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
             Brent D. Baird, Chairman